Exhibit 99.1

Telesat Reports Results for the Quarter

Ended March 31, 2015

OTTAWA, CANADA, April 30, 2015 - Telesat Holdings Inc. (“Telesat”) today announced its financial results for the three month period ended March 31, 2015. All amounts are in Canadian dollars and are reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the quarter ended March 31, 2015, Telesat reported consolidated revenues of $229 million, a decrease of approximately 5% ($13 million) compared to the same period in 2014. During the quarter, the U.S. dollar was approximately 12% stronger than it was during the first quarter of 2014, and as a result, there was a favorable impact on the conversion of U.S. dollar denominated revenues. When adjusted for foreign exchange rate changes, revenue decreased by 10% ($25 million) compared to the same period in 2014. The decrease was primarily due to revenues from short-term services provided to other satellite operators in the first quarter of 2014 which did not recur in the first quarter of 2015.

Operating expenses of $45 million for the quarter were 4% ($2 million) lower than the same period in 2014 or 9% ($4 million) lower when taking into account changes in foreign exchange rates. This reduction was primarily due to lower cost of sales in 2015. Adjusted EBITDA1 for the quarter was $186 million, a decrease of 6% ($12 million) compared to the same period in 2014 and a decrease of 11% ($22 million) when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin1 was 81% for the first quarter of 2015 compared to 82% for the same period in 2014.

Telesat’s net loss for the quarter was $154 million compared to net loss of $28 million for the quarter ended March 31, 2014. Results were negatively impacted by a non-cash loss on foreign exchange arising from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars as well as lower operating income. The losses were partially mitigated by a higher gain on changes in the fair value of financial instruments and by lower interest expense in the first quarter of 2015.

“Our first quarter revenue and EBITDA were lower than the same period last year principally as a result of the fact that certain short-term satellite services we provided to other satellite operators in 2014 did not recur in the first quarter of this year,” commented Dan Goldberg, Telesat’s President and CEO. “Despite this reduction, our Adjusted EBITDA margin1 was essentially stable given our continued operating discipline.  Looking ahead, the Telstar 12 VANTAGE satellite remains on schedule, and we anticipate its launch toward the end of this year. Our satellite expansion plans combined with our industry-leading contractual backlog provides visibility into the stability of our future revenue and cash flow and positions us well for future growth.”

Business Highlights

•	At March 31, 2015:

o	Telesat had contracted backlog for future services of approximately $4.6 billion.

o	Fleet utilization was 93% for Telesat’s North American fleet[2] and 80% for Telesat’s international fleet.

Telesat’s report on Form 6-K for the quarter ended March 31, 2015 has been filed with the United States Securities and Exchange Commission (SEC) and may be accessed on the SEC’s website at www.sec.gov.

Telesat has scheduled a conference call on Thursday, April 30, 2015, at 10:30 a.m. ET to discuss its financial results for the three month period ended March 31, 2015, and other recent developments. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (866) 225-6564. Callers outside of North America should dial +1 (416) 340-2219. The conference reference number is 4214739. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on April 30, 2015, until 11:59 p.m. ET on May 14, 2015. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (905) 694-9451. The access code is 9734731 followed by the number sign (#).

All Adjusted EBITDA and Adjusted EBITDA margins included in this release are non-IFRS financial measures, as described in the End Notes section of this release. For information reconciling non-IFRS financial measures to the most comparable IFRS financial measures, please see the consolidated financial information below.

2

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “looking ahead”, “anticipate”, “plans”, “future”, “positions us well” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 which can be obtained on the United States Securities and Exchange Commission (SEC) website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 14 satellites and the Canadian payload on ViaSat-1 with another satellite under construction. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

3

Telesat Holdings Inc.

Condensed Consolidated Statements of Loss

For the three months ended March 31

(in thousands of Canadian dollars) (unaudited)	2015	2014

Revenue	$228,708	$241,928
Operating expenses	(44,474)	(47,089)
	184,234	194,839
Depreciation	(52,438)	(54,183)
Amortization	(7,154)	(7,764)
Other operating losses, net	(18)	(65)
Operating income	124,624	132,827
Interest expense	(44,942)	(53,469)
Interest and other income	990	808
Gain on changes in fair value of financial instruments	44,335	21,674
Loss on foreign exchange	(260,541)	(109,813)
Loss before tax	(135,534)	(7,973)
Tax expense	(18,655)	(20,289)
Net loss	$(154,189)	$(28,262)

4

Telesat Holdings Inc.

Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)	March 31, 2015	December 31, 2014

Assets
Cash and cash equivalents	$551,808	$497,356
Trade and other receivables	45,782	49,534
Other current financial assets	170	765
Prepaid expenses and other current assets	21,970	17,202
Total current assets	619,730	564,857
Satellites, property and other equipment	1,845,167	1,861,015
Deferred tax assets	3,867	3,183
Other long-term financial assets	90,044	38,442
Other long-term assets	3,080	3,170
Intangible assets	818,121	820,572
Goodwill	2,446,603	2,446,603
Total assets	$5,826,612	$5,737,842

Liabilities
Trade and other payables	$37,330	$36,714
Other current financial liabilities	55,229	35,633
Other current liabilities	83,696	124,145
Current indebtedness	66,814	58,822
Total current liabilities	243,069	255,314
Long-term indebtedness	3,742,184	3,486,857
Deferred tax liabilities	472,076	484,758
Other long-term financial liabilities	69,039	60,753
Other long-term liabilities	308,951	318,992
Total liabilities	4,835,319	4,606,674

Shareholders' Equity
Share capital	656,874	656,874
Accumulated earnings	297,439	451,628
Reserves	36,980	22,666
Total shareholders' equity	991,293	1,131,168
Total liabilities and shareholders' equity	$5,826,612	$5,737,842

5

Telesat Holdings Inc.

Condensed Consolidated Statements of Cash Flows

For the three months ended March 31

(in thousands of Canadian dollars) (unaudited)	2015	2014(3)
Cash flows from operating activities
Net loss	$(154,189)	$(28,262)
Adjustments to reconcile net loss to cash flows from operating activities
Depreciation	52,438	54,183
Amortization	7,154	7,764
Tax expense	18,655	20,289
Interest expense	44,942	53,469
Interest income	(933)	(635)
Unrealized foreign exchange loss	255,689	99,072
Gain on changes in fair value of financial instruments	(44,335)	(21,674)
Share-based compensation	1,920	2,943
Loss on disposal of assets	18	65
Other	(9,970)	(22,444)
Income taxes paid, net of income taxes received	(76,402)	(50,811)
Interest paid, net of capitalized interest and interest received	(23,549)	(34,631)
Operating assets and liabilities	6,753	1,136
Net cash from operating activities	$78,191	$80,464

Cash flows used in investing activities
Satellite programs, including capitalized interest	$(23,568)	$(10,515)
Purchase of other property and equipment	(2,221)	(1,973)
Net cash used in investing activities	$(25,789)	$(12,488)

Cash flows used in financing activities
Repayment of indebtedness	$(18,312)	$(17,679)
Settlement of derivatives	-	(145)
Dividends paid on preferred shares	-	(10)
Satellite performance incentive payments	(1,637)	(1,347)
Net cash used in financing activities	$(19,949)	$(19,181)

Effect of changes in exchange rates on cash and cash equivalents	$21,999	$14,542

Increase in cash and cash equivalents	$54,452	$63,337
Cash and cash equivalents, beginning of period	497,356	298,713
Cash and cash equivalents, end of period	$551,808	$362,050

6

Telesat’s Adjusted EBITDA margin(1):

	Three months ended March 31,
(in thousands of Canadian dollars) (unaudited)	2015	2014
Net loss	$(154,189)	$(28,262)
Tax expense	18,655	20,289
Gain on changes in fair value of financial instruments	(44,335)	(21,674)
Loss on foreign exchange	260,541	109,813
Interest and other income	(990)	(808)
Interest expense	44,942	53,469
Depreciation	52,438	54,183
Amortization	7,154	7,764
Other operating losses, net	18	65
Special compensation, benefit expense and severance payments	98	274
Non-cash expense related to share based compensation	1,920	2,943
Adjusted EBITDA	$186,252	$198,056

Revenue	$228,708	$241,928

Adjusted EBITDA Margin	81.4%	81.9%

End Notes

1 The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

2 A change in calculation methodology has resulted in a change to the reported capacity utilization on Telesat’s North American fleet. On the basis of the previous calculation methodology, the equivalent utilization would have been reported as 91%. The change in calculation methodology does not affect the reported revenue.

3 A change in accounting policies for the year ended December 31, 2014 has resulted in changes to the 2014 comparative figures. For more information on the impact, please refer to Note 3 of Telesat’s unaudited condensed consolidated financial statements, filed with the SEC on a Form 6-K dated today.

7